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                              September 1, 2021

       Allen Davidoff
       President and Chief Executive Officer
       XORTX Therapeutics Inc.
       Suite 4000, 421     7th Avenue SW
       Calgary, Alberta, Canada T2P 4K9

                                                        Re: XORTX Therapeutics
Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed August 11,
2021
                                                            File No. 333-258741

       Dear Mr. Davidoff:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Our Proprietary Pipeline-in-a-Product, page 2

   1. We note your revised disclosure stating that oxypurinol may be used "as an effective alternative" to
allopurinol. Efficacy is a determination solely within the purview of the
                                                        FDA and similar foreign
regulators. Please revise your disclosure to remove this claim.
   2. We note your response to prior comment 4 and revised disclosure. Please clarify whether all of the patients in
the two studies mentioned were intolerant of allopurinol. To the extent not all patients
were intolerant of allopurinol, please specify what percentage of patients were
intolerant of allopurinol and how many of those patients were able to tolerate oxypurinol.
Also, disclose the year when the two referenced studies were conducted.
 Allen Davidoff
XORTX Therapeutics Inc.
September 1, 2021
Page 2
Risk Factors
Common Share Purchase Warrants are speculative in nature., page 53

3. Your disclosure is unclear regarding whether this risk factor applies to both the Common
       Share Purchase Warrants and the pre-funded warrants or only to the Common Share
       Purchase Warrants. Please advise.
Capitalization, page 64

4. You have included your current liabilities, Accounts payable and accrued liabilities and
       Derivative warrant liability, in your Capitalization table. Please tell us why these amounts are appropriate to be included or remove them from the table.
Business
Product Candidates, page 76

5. We note your response to prior comment 10. We further note that your disclosure throughout the prospectus indicates that you have not commenced any Phase 3 clinical trials. Accordingly, please remove the arrows in the Phase 3 column for XRx-008 and
       XRx-101.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeanne Bennett at 202-551-3606 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.



                                                             Sincerely,
FirstName LastNameAllen Davidoff
                                                             Division of
Corporation Finance
Comapany NameXORTX Therapeutics Inc.
                                                             Office of Life
Sciences
September 1, 2021 Page 2
cc:       Anthony W. Epps
FirstName LastName